BERRY PLASTICS CORPORATION

101 Oakley Street

Evansville, IN 47710

                                                                                                                                                                March 23, 2012

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attention:            Terence O'Brien

                            Tracey Houser

                RE:      Berry Plastics Corporation

Form 10-K for Fiscal Year Ended October 1, 2011

Filed December 19, 2011

Form 8-K Amendment No.1 Filed November 10, 2011

File No. 33-75706-01

Dear Mr. O’Brien and Ms. Houser:

Please find below the responses of Berry Plastics Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of March 14, 2012 (the “Comment Letter”) regarding the Company’s Form 10-K for Fiscal Year Ended October 1, 2011 (the “Form 10-K”), and Form 8-K Amendment No. 1 Filed November 10, 2011 (the “Form 8-K”).  Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

We note that Berry Plastics Group, Inc. (“Berry Plastics Group”), the parent holding company of Berry Plastics Corporation, filed a preliminary Registration Statement on Form S-1 (the “Registration Statement,” Reg. No. 333-180294) with the Commission on March 23, 2012.  As the Staff is aware from a letter from Wachtell, Lipton, Rosen & Katz filed with the Registration Statement, the  disclosures of Berry Plastics Group and the disclosures of the Company are substantially similar, and in light of that similarity and the Staff’s Comment Letter, Berry Plastics Group included disclosures in the Registration Statement we believed were responsive to the Staff’s comments in the Comment Letter.  To the extent the Staff has further comments to the disclosure contained in the Registration Statement and included in this response letter, Berry Plastics Group intends to file pre-effective amendments to its Registration Statement reflecting those further comments.

Since Berry Plastics Group will be making timely disclosures in response to the Staff’s comments in subsequent filings of the Registration Statement, the Company respectfully requests that rather than filing an amendment to its fiscal year 2011 Form 10-K, the Staff permit the Company to file the agreed revised disclosure solely in its subsequent periodic reports.

Form 10-K for the Fiscal Year Ended October 1, 2011

General

1.                Your “Company Data” within Edgar does not reflect your current fiscal year end of October 1st. It currently shows a fiscal year end of January 7th. Please revise your information within Edgar accordingly.

We have modified the “Company Data” within Edgar to reflect the proper fiscal year end.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

2.                   We note that you recognized a $165 million goodwill impairment charge for your Specialty Films reportable segment during the fourth quarter of fiscal year 2011. The goodwill impairment charge impacted net loss for the fourth quarter of fiscal year 2011 by 96.5%, fiscal year 2011 net loss by 72.1%, and total stockholders’ equity as of October 1, 2011 by 275%. In your fiscal year 2010 Form 10-K, you noted that a 10% decline in fair value could lead to a goodwill impairment charge. The growth rates and terminal year growth rate used to estimate the fair value appear to be relatively unchanged from the fiscal year 2010 to the fiscal year 2011. In the fiscal year 2011 Form 10-K, you state, “growth factors that have been consistent with our historical levels”. We further note that the Specialty Films’ net sales increased 12.3% for fiscal year 2011 as compared to fiscal year 2010, and segment operating loss for fiscal year 2011, excluding the impairment charges and asset write-offs, was less than segment operating loss for fiscal year 2010, excluding asset write-offs. In your fiscal year 2011 Form 10-K, you attribute the improvement in the segment operating loss to the acquisition volume growth from Pliant Corporation. As such, it is unclear how you determined the following statement regarding the material impairment charge was sufficient: “The changes to fair value that triggered the impairment charge were primarily attributed to continued softness of market conditions along with base volume declines experienced in fiscal 2011 resulting in management changing estimated future results.” Considering that (a) acquisitions are part of your growth strategy, (b) there were no forewarning disclosures in your third quarter of fiscal year 2011 Form 10-Q regarding the material uncertainty associated with Specialty Films’ goodwill, (c) Specialty Films’ operating results’ appear to be improving for the nine-months ended July 2, 2011, as compared to fiscal year 2010, (d) the goodwill impairment appears to relate to a recent acquisition, (e) an explanation for the material impairment charge is generic in nature, (f) the $165 million impairment charge materially impacted net loss and total stockholders’ equity, and (g) total liabilities ($5.6 billion) greatly exceeds total tangible assets ($2.9 billion); we believe that your disclosures are materially deficient and require an amendment to your fiscal year 2011 Form 10-K to provide readers with sufficient information that clearly explains the material factors that led to the recognition of the impairment charge along with the future implications to your business and cash flows. Please ensure the disclosures you provide in the amendment address the following:

•                     Identify the acquired business the goodwill relates to (i.e., Pliant Corporation) and the carrying value of the corresponding reporting unit before and after the impairment charge.

•                     Disclose if the business had been generating positive cash flows historically, when cash flows began to decline, when the business began generating negative cash flows, and when the business is expected to begin generating positive cash flows, if at all.

•                     Disclose the adverse business, competitive and economic factors that lead to the significant decline in the reporting unit’s fair value (i.e., an inflated purchase price, issues integrating the business, unanticipated decline in volume and/or pricing, et cetera) and an explanation as to why you determined that you would not be able to overcome those adverse factors. If economic factors were a material factor, quantify the extent to which product volumes and/or pricing declined, identify the specific market(s) and/or geographic region(s) in which the volume declines and/or pricing declines occurred, and provide the specific reasons for the decline in demand and/or pricing pressures. If competitive factors were a material factor, please ensure you clearly explain the extent and causes for the competitive pressures (i.e., market size has declined, market share has not grown as expected, market share has declined, et cetera).

•                     Disclose the assumptions materiality impacted by the qualitative factors, including the value of the assumptions for the fiscal year 2010 impairment test as compared to the revised value of the assumptions for the fiscal year 2011 impairment test.

•                     Link the revisions to the assumptions used to estimate fair value with the reporting unit’s actual operating results for fiscal year 2011.

•                     Disclose the specific facts and circumstances that would lead to a further reduction in the assumptions used to estimate the fair value of the reporting unit and potentially result in an additional material impairment charge.

Please refer to Item 303 of Regulation S-K, SAB Topic 5:P.4, and Sections 216, 501.02 and 501.12.b.3, 501.12.b.4, and 501.14 of the Financial Reporting Codification for guidance regarding forewarning disclosures and disclosures regarding material impairment charges.  Please consider providing us with a draft of the disclosures you intend to include in the amended filing prior to filing the amendment on EDGAR.

During fiscal 2011 our Specialty Films segment experienced an 11% base volume decline versus a 4% increase in base volumes assumed in the annual impairment test completed in fiscal 2010.  The volume decrease in fiscal 2011 was the result of (1) weaker than anticipated market demand as well as (2) the Company losing business to competitors as it pursued a strategy to increase selling prices in markets with historically lower margins.  While the Company achieved the margin growth through this strategy, the volume loss was not anticipated.  The improved profitability of the Specialty Films segment achieved in fiscal 2011 was forecasted in the fiscal 2010 annual evaluation.  The Company does not believe this year-over-year margin improvement will continue at the same pace going forward.  This resulted in the Company assuming terminal year margins consistent with those in the fiscal 2010 evaluation based on lower terminal year net sales based on the reduced volumes.  We also determined that in order to maintain and grow our Specialty Films segment, that we would need a higher level of capital expenditures than expected in the fiscal 2010 evaluation.

The Company conducts the annual evaluation for impairment of goodwill as of the first day of the fourth fiscal quarter.  We had not completed the impairment test at the time of the filing of our third quarter Form 10-Q, and had not determined the ultimate impact of the revised forecasts.  Upon completing this evaluation and determining we had failed Step 1 of the test, we disclosed the potential for an impairment charge in excess of $150 million in the Specialty Films segment in our Current Report on Form 8-K filed on October 20, 2011.  We acknowledge the staff’s comment and will expand our discussion in our critical accounting policy as follows:

Goodwill and Other Indefinite Lived Intangible Assets.  We are required to perform a review for impairment of goodwill and other indefinite lived intangibles to evaluate whether events and circumstances have occurred that may indicate a potential impairment, or on an annual basis.  Goodwill is considered to be impaired if we determine that the carrying value of the reporting unit exceeds its fair value.  Other indefinite lived intangibles are considered to be impaired if the carrying value exceeds the fair value.

In accordance with our policy, we completed our most recent annual evaluation for impairment of goodwill as of the first day of the fourth fiscal quarter of 2011.  We utilized a discounted cash flow analysis in combination with a comparable company market approach to determine the fair value of our reporting units.  We have four operating segments, Rigid Open Top, Rigid Closed Top, Specialty Films and Tapes, Bags & Coatings.  Each of the operating segments has goodwill with the exception of the Tapes, Bags & Coatings segment.  For purposes of conducting our annual goodwill impairment test, we have determined that our operating segments are the same as our reporting units.  We determined that each of the components within each of our respective operating segments have similar economic characteristics and therefore should be aggregated into one reporting unit.  We reached this conclusion because within each of our operating segments, we have similar products and production processes which allow us to share assets and resources across the product lines.  We regularly re-align our production equipment and manufacturing facilities in order to take advantage of cost savings opportunities, obtain synergies and create manufacturing efficiencies.  In addition, we utilize our research and development centers, design center, tool shops, and graphics center which all provide benefits to each of the operating segments and work on new products that can not only benefit one product line, but can benefit multiple product lines.  We also believe that the goodwill is recoverable from the overall operations of the segment given the similarity in production processes, synergies from leveraging the combined resources, common raw materials, common research and development, similar margins and similar distribution methodologies.

The Company’s goodwill, fair value and carrying value of our reporting units are as follows:

			Goodwill as of
(in millions)	Fair Value as of July 2, 2011	Carrying Value as of July 2, 2011	October 1, 2011	October 2, 2010
Rigid Open Top	$ 2,110	$ 1,719	$ 690	$ 691
Rigid Closed Top	1,800	1,542	819	771
Specialty Films	865	982	86	238
			$ 1,595	$ 1,700

In connection with our annual impairment test in fiscal 2011, we determined that the carrying value of our Specialty Films reporting unit exceeded its fair value.  This required us to perform a Step 2 impairment analysis under ASC 350.  Based on our valuation on the Step 2 impairment test, we recorded a goodwill impairment charge of $165 million.   Following our impairment charge, the carrying value of our Specialty Films reporting unit was $817 million.  In fiscal 2011, we experienced a base volume decline of 11% in our Specialty Films segment.  This base volume decline of 11% occurred because of a pricing strategy that we implemented in our second fiscal quarter and continued throughout the remainder of fiscal 2011.  These price increases drove declines in our overall volumes when comparing fiscal 2011 to fiscal 2010.  Since Pliant was acquired out of bankruptcy in the first quarter of fiscal 2010, we did not have a full year of operating results in fiscal 2010 and this resulted in an increase in our 2011 segment sales of 15% due to the full year impact which offset this 11% loss in volume.  The loss in volume driven by our selling price increases resulted in a lower sales base to grow future earnings and reduced the cash flows needed to recover the carrying value of the reporting unit.  In addition, we now believe that in order to maintain and grow our Specialty Films reporting unit, we will need to invest a higher level of capital expenditures than originally estimated.  We expect to grow our Specialty Films segment in the future at 2-3% through the terminal year, where we have estimated that our terminal growth rate will remain at 3%.  The goodwill in our Specialty Films segment consisted of goodwill from our Pliant acquisition and other previous flexible film acquisitions.  If we continue to experience significant volume declines in future years, this could result in additional impairment charges to goodwill in our Specialty Films segment.  In addition, if we are unable to maintain or improve our operating margin for our Specialty Films segment, this could also lead to additional impairment charges.

We also completed our annual impairment test for our Rigid Open Top and Rigid Closed Top reporting units.  The fair value of our Rigid Open Top and Rigid Closed Top reporting units substantially exceeded the carrying value of the reporting units by 23% and 17%, respectively for fiscal 2011.  Our forecasts for Rigid Open Top and Rigid Closed Top include overall growth of 3-4% through and including the terminal year, which is 3%.  Growth by reporting unit varies from year-to-year between segments.  A significant decline in our revenue and earnings could result in an impairment charge, however our Rigid Open Top and Rigid Closed Top reporting units have consistently provided predictable historical operating cash flows excluding any of the restructuring charges or acquisition integrations that we have undertaken.  We also performed our annual impairment test of our indefinite lived intangible assets that primarily relate to our Rigid Plastics business.  The cash flow assumptions, growth rates and risks to these cash flows are similar to those used in our analysis to determine the fair value of our combined Rigid Plastics businesses.  The annual impairment test did not result in any impairment as the fair value exceeded the carrying value.  A decline of greater than 10% in the fair value of our trademarks could result in future impairments.

Given the uncertainty in economic trends, revenue and earnings growth, the cost of capital and other risk factors discussed under the heading “Risk Factors” there can be no assurance that when we complete our future annual or other periodic reviews for impairment of goodwill that an additional material impairment charge will not be recorded as a result.  In addition, we have grown our business by acquiring and integrating companies into our existing operations.  Acquisitions and the expected benefits from the acquisitions that are being integrated into our operations may not result in achieving the expected benefits that we anticipated at the time of the transaction or at the time that we performed our annual impairment tests and may impact the overall recoverability of our goodwill and indefinite lived intangible assets in future periods.  We believe based on our current forecasts and estimates that we will not recognize any future impairment charge, but given the current uncertainty in the economic trends, our forecasts and estimates could change quickly and materially in future periods.  The Goodwill and indefinite lived trademarks totaled $1,595 million and $220 million at the end of the fiscal 2011 and 2010, respectively.

3.                  In your response letter dated March 11, 2009 (comments 6 and 7), you agreed to modify future filings to provide more detailed analysis of anticipated trends and more detailed analysis of the factors impacting segment operating income. We continue to believe that significant revisions are necessary to provide readers with more informative narrative explanations of your financial statements in an amendment to your October 1, 2011 Form 10-K. Specifically, please provide a more comprehensive analysis of net sales, cost of products sold/gross profit margin, and segment operating income margin so that you sufficiently explain why each factor has occurred and is impacting the specific line item in the specific manner, which may result in a need to discuss the product lines and/or geographic areas that underlying each of your reportable segments. For example, you attribute the changes in your operating results mainly to volume changes; pricing changes; and companies recently acquired. For the changes in volume, an expanded analysis may include a discussion of an expansion project, a restructuring project, a change in capacity utilization (including a lower planned production), a change in market share, pre-buying by customers, a change in customer direction, etc. To the extent that the explanation is a shift in product mix, please explain that shift and how that shift has specifically impacted your operating results. For your profit measures, please explain the variances in gross profit and each segment’s operating income/(loss) as a percentage of net sales. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.06.a and 501.12.b. of the Financial Reporting Codification for guidance.

We acknowledge the Staff’s comment and will amend our filing to include the following Executive Summary and Outlook of our Operations and also have expanded our discussion in our MD&A.  Please see our response to comment #4 in this letter with our proposed additional disclosure and analysis of historical results as requested in this comment. In addition, the Company will include in our amendment to the October 1, 2011 Form 10-K a more detailed management outlook.  The amended disclosure is as follows:

Executive Summary

Business.  We have historically operated our business in four operating segments:  Rigid Open Top, Rigid Closed Top (which together make up our Rigid Plastics business), Specialty Films and Tapes, Bags and Coatings.  Effective January 1, 2012, we realigned our operating segments to enhance the company’s current product portfolio and leverage our rigid and flexible technologies to serve our customers with innovative packaging solutions.  Our new operating segments and the description of our results in this prospectus are aligned into the following four segments:  Rigid Open Top, Rigid Closed Top (together our Rigid Plastics business), Engineered Materials, and Flexible Packaging.  The Rigid Plastics business sells primarily containers, foodservice items, housewares, closures, overcaps, bottles, prescription containers and tubes.  Our Engineered Materials segment sells specialty tapes, adhesives, laminated coatings, polyethylene based film products and waste bags.  The Flexible Packaging segment sells primarily high barrier, multilayer film products as well as printed bags and pouches.

Raw Material Trends.  Our primary raw material is plastic resin.  Polypropylene and polyethylene account for more than 90% of our plastic resin purchases based on the pounds purchased.  Plastic resins are subject to price fluctuations, including those arising from supply shortages and changes in the prices of natural gas, crude oil and other petrochemical intermediates from which resins are produced.  The average industry prices, as published in Chem Data, per pound were as follows by fiscal year:

Polyethylene Butene Film				Polypropylene
	2011	2010	2009	2011	2010	2009
1st quarter	$.68	$.71	$.67	$.78	$.70	$.56
2nd quarter	.72	.67	.59	.95	.82	.46
3rd quarter	.79	.68	.64	1.08	.84	.53
4th quarter	.73	.62	.68	.98	.77	.67

We expect that plastic resin cost volatility will continue in calendar year 2012 as prices are expected to increase in the first half of the year before returning to more normalized levels.  Substantial increases in most commodity grades have been announced for the second fiscal quarter, with large increases expected in polypropylene, which is seasonally affected by winter turnarounds at the refineries.  Due to differences in the timing of passing through resin cost changes to our customers on escalator/de-escalator programs, segments are negatively impacted in the short term when plastic resin costs increase and are positively impacted when plastic resin costs decrease.  During fiscal 2011, the Company made progress towards shortening these timing lags, but we still have a number of customers whose prices adjust quarterly based on various index prices.  This timing lag in passing through raw material increases could negatively affect our results if plastic resin costs increase.

Outlook. The Company is impacted by general economic and industrial growth, plastic resin availability and affordability, and general industrial production.  Our business has both geographic and end market diversity, which reduces the effect of any one of these factors on our overall performance.  Our results are affected by our ability pass through raw material cost changes to our customers, improve manufacturing productivity and adapt to volume changes of our customers.  We seek to improve our overall profitability by implementing cost reduction programs for our manufacturing, selling and general and administrative expenses in order to manage inflationary cost pressures.

We continue to believe that both the Rexam Specialty Beverage and Closures (“Rexam SBC”) and LINPAC Packaging Filmco, Inc. (“Filmco”) acquisitions completed at the end of fiscal 2011 will be accretive to our operations.  The integration of each of these businesses remains on track and is in line with our expectations.  The Filmco business is scheduled to be converted to the Berry IT platform during the first fiscal quarter of 2012, and the domestic Rexam SBC facilities are expected to be completely converted by the end of the first fiscal quarter of 2013.  We believe that both acquisitions are a fit with our existing product platforms, and we look forward to developing additional opportunities in both businesses throughout fiscal 2012.

4.                  In an amendment to your October 1, 2011 Form 10-K, please quantify the extent to which increases/decreases in volume, prices, the introduction of new products, inflation impacts of raw materials, and the additional week for those fiscal years with 53 weeks caused the increase or decrease in gross profit margin at the consolidated level and operating income margin at the segment level. In addition, quantify the impact of other factors you identify that contributed to fluctuations in line items included in income from continuing operations.  In this regard, you had agreed to provide this additional information in future filings in your letter dated March 11, 2009, under comment 5. While we note that you have quantified the impact of the majority of these items for your net sales analyses, quantification of the material factors impacting the other line items comprising income (loss) from continuing  operations has not consistently been provided in your fiscal year 2011 Form 10-K and subsequent Form 10-Q. Please refer to Items 303(A)(3)(i) and
303(A)(3)(iii) of Regulation  S-X for guidance.

The Company acknowledges the Staff’s comment and will include in our amendment to the October 1, 2011 Form 10-K quantified other line items in our discussion of results of operations.  We have considered all of the staff’s requests regarding additional information in MD&A and quantified where we have quantifiable financial information available to accurately discuss the changes in the operating segments.  The amended disclosure is as follows:

Discussion of Results of Operations for Fiscal 2011 Compared to Fiscal 2010

Net Sales.  Net sales increased to $4,561 million for fiscal 2011 from $4,257 million for fiscal 2010.  This increase is primarily attributed to (1) increased selling prices of 9% as a result of higher plastic resin costs as noted in the “Raw Material Trends” section above and the Company pursuing a strategy to improve product profitability in markets with historically lower margins and (2) acquisition volume growth of 5% partially offset by a base volume decline of 7%.  The following discussion in this section provides a comparison of net sales by business segment.

	Fiscal years ended
	2011	2010	$ Change	% Change
Net sales:
Rigid Open Top	$1,291	$1,192	$ 99	8%
Rigid Closed Top	1,053	970	83	9%
Specialty Films	1,609	1,433	176	12%
Tapes, Bags and Coatings	608	662	(54)	(8%)
Total net sales	$4,561	$4,257	$304	7%

Net sales in the Rigid Open Top business increased from $1,192 million in fiscal 2010 to $1,291 million in fiscal 2011 as a result of net selling price increases of 9% due to the factors noted above and acquisition growth attributed to Superfos Packaging, Inc. (“Superfos”) of 1% partially offset by a base volume decline.  The base volume decline is primarily attributed to a decrease in sales volumes in various container products primarily due to market softness partially offset by continued volume growth in thermoformed drink cups as capital investments from prior periods provided additional capacity.   Net sales in the Rigid Closed Top business increased from $970 million in fiscal 2010 to $1,053 million in fiscal 2011 as a result of net selling price increases of 6% due to the factors noted above and acquisition volume growth attributed to Rexam SBC of 4% partially offset by a base volume decline.  The base volume decline is primarily attributed to a decrease in sales volumes in closures and tubes primarily due to softness in the personal care market.  Net sales in the Specialty Films business increased from $1,433 million in fiscal 2010 to $1,609 million in fiscal 2011 as a result of acquisition volume growth attributed to Pliant Corporation (“Pliant”) and Filmco of 12% and net selling price increases of 11% due to the factors listed above partially offset by a base volume decline of 11%.  The base volume decline is primarily attributed to a decrease in sales volumes in institutional can liners, personal care, barrier and stretch film.  These declines were primarily attributed the Company strategically addressing products with profitability that was lower than the value we believed our product provided to our customers.  Net sales in the Tapes, Bags and Coatings business decreased from $662 million in fiscal 2010 to $608 million in fiscal 2011 primarily as a result of a base volume decline of 15% partially offset by net selling price increases of 7%.  The base volume decline is primarily attributed to a decrease in sales volumes in retail bags and sheeting products.  These decreases were primarily due to the loss of the private label Wal-Mart waste bag business and our decision to exit certain sheeting business during fiscal 2010.

Operating Expenses.  Cost of goods sold increased to $3,878 million (85% of net sales) for fiscal 2011 from $3,667 million (86% of net sales) for fiscal 2010 primarily as a result of acquisition volume and higher raw material costs noted above.  The 1% decline in cost of goods sold as a percentage of net sales is primarily attributed to improved operating performance in manufacturing.  Selling, general and administrative expenses increased to $381 million for fiscal 2011 from $379 million for fiscal 2010 primarily as a result of acquisition growth noted above and increased accrued performance compensation expense of $22 million partially offset by cost reductions including plant consolidations and employee headcount reductions.  Restructuring and impairment charges increased to $221 million in fiscal 2011 compared to $41 million in fiscal 2010 primarily due to a $165 million non-cash goodwill impairment charge, $4 million in increased severance and $16 million of non-cash impairment charges related to closing facilities.  See footnote 10 to the Consolidated Financial Statements for further discussion of restructuring and impairment charges.  Other operating expenses, which include acquisition costs, management fees and business optimization expense, decreased from $46 million in fiscal 2010 to $39 million in fiscal 2011 primarily due to $22 million of acquisition costs related to Pliant and Superfos in fiscal 2010 compared to $12 million of acquisition costs related to Rexam SBC and Filmco in fiscal 2011.

Operating Income.  Operating income decreased from $124 million in fiscal 2010 to $42 million in fiscal 2011.  The following discussion in this section provides a comparison of operating income (loss) by business segment.

	Fiscal years ended
	2011	2010	$ Change	% Change
Operating income (loss):
Rigid Open Top	$156	$124	$ 32	26%
Rigid Closed Top	77	73	4	5%
Specialty Films	(187)	(54)	(133)	(246%)
Tapes, Bags and Coatings	(4)	(19)	15	79%
Total operating income	$ 42	$124	$(82)	(66%)

Operating income for the Rigid Open Top business increased from $124 million for fiscal 2010 to $156 million in fiscal 2011.  This increase is primarily attributed to $19 million of improved operating performance in manufacturing, $22 million from the relationship of net selling price to raw material costs partially offset by $9 million of higher selling, general and administrative expenses primarily attributed to increased accrued performance compensation.  Operating income for the Rigid Closed Top business increased from $73 for fiscal 2010 to $77 million in fiscal 2011.  This increase is primarily attributed to $16 million of improved operating performance in manufacturing and acquisition volume growth attributed to Rexam SBC partially offset by a (1) $2 million negative relationship of net selling price to raw material costs, (2) $3 million of higher selling, general and administrative costs attributed to increased accrued performance compensation and  (3) the 2% base volume decline described above.  Specialty Films operating loss increased from $54 million of operating loss for fiscal 2010 to $187 million of operating loss in fiscal 2011.  This increase is primarily attributed to a $165 million non-cash goodwill impairment charge in fiscal 2011 and non-cash asset impairment charges related to restructuring in fiscal 2011 partially offset by (1) $3 million of improved operating performance in manufacturing, (2) a $33 million improvement from the relationship of net selling price to raw material costs, (3) $8 million of lower selling, general and administrative expenses attributed fiscal 2011 cost reduction programs and (4) acquisition volume growth attributed to Pliant.  Operating loss for the Tapes, Bags and Coatings business improved from $19 million for fiscal 2010 to $4 million in fiscal 2011.  This improvement is primarily attributed to $10 million of improved operating performance in manufacturing and an $8 million improvement in the relationship of net selling price to raw material costs partially offset by the 15% base volume decline described above.

Other Expense (Income), net.   Other expense of $61 million recorded in fiscal 2011 is primarily attributed to a $68 million loss on extinguishment of debt attributed to the write-off of 14 million of deferred financing fees, 17 million of non-cash debt discount and the $37 million of premiums paid related to the debt extinguishment of the Company’s 8⅞% Second Priority Senior Secured Notes compared to other income in fiscal 2010 that was primarily attributed to a $13 million gain attributed to the fair value adjustment for our interest rate swaps.

Interest Expense.   Interest expense increased from $308 million in fiscal 2010 to $324 million in fiscal 2011 primarily as a result of increased borrowings to fund acquisitions.

Interest Income.  Interest income increased from $76 million in fiscal 2010 to $103 million in fiscal 2011 primarily attributed to non-cash interest and interest accretion income from our investments in Berry Group’s senior unsecured term loan.

Income Tax Benefit.  For fiscal 2011, we recorded an income tax benefit of $11 million or an effective tax rate of 5% compared to an income tax benefit of $21 million or an effective tax rate of 24% in fiscal 2010.  The effective tax rate is less than the statutory rate primarily attributed to the goodwill impairment which is not tax deductible and the establishment of a valuation allowance for certain foreign operating losses where the benefits are not expected to be realized.

Net Loss.  Net loss was $229 million for fiscal 2011 compared to $68 million for fiscal 2010 for the reasons discussed above.

Discussion of Results of Operations for Fiscal 2010 Compared to Fiscal 2009

Net Sales.  Net sales increased to $4,257 million for fiscal 2010 from $3,187 million for fiscal 2009.  This increase includes base volume growth of 7% due to the Company electing to aggressively protect market share during a soft economic period and acquisition volume growth of 27% attributed to Pliant and Superfos.  The following discussion in this section provides a comparison of net sales by business segment.

	Fiscal years ended
	2010	2009	$ Change	% Change
Net sales:
Rigid Open Top	$1,192	$1,063	$129	12%
Rigid Closed Top	970	857	113	13%
Specialty Films	1,433	551	882	160%
Tapes, Bags and Coatings	662	716	(54)	(8%)
Total net sales	$4,257	$3,187	$1,070	34%

Net sales in the Rigid Open Top business increased from $1,063 million in fiscal 2009 to $1,192 million in fiscal 2010 primarily as a result of base volume growth of 9% and acquisition growth attributed to Superfos.   The base volume growth is primarily attributed to increased sales volumes in various container products and continued volume growth in thermoformed drink cups resulting in the Company electing expand our thermoformed drink cup capacity with significant capital investment in fiscal 2010.   Net sales in the Rigid Closed Top business increased from $857 million in fiscal 2009 to $970 million in fiscal 2010 primarily as a result of base volume growth of 14% partially offset by net selling price decreases of 1%.  The base volume growth is primarily attributed to increased sales volumes in closures and bottles due to factors listed above.  Net sales in the Specialty Films business increased from $551 million in fiscal 2009 to $1,433 million in fiscal 2010 primarily as a result of acquisition volume growth attributed to Pliant, net selling price increases of 4% and base volume growth of 8% due to factors listed above.  Net sales in the Tapes, Bags and Coatings business decreased from $716 million in fiscal 2009 to $662 million in fiscal 2010 primarily as a result of net selling price decreases of 3% and a base volume decline of 5%.  The base volume decline is primarily attributed to a decrease in sales volumes in retail bags and sheeting products.  These decreases were primarily due to the loss of the private label Wal-Mart waste bag business and our decision to exit certain sheeting business.

Operating Expenses.  Cost of goods sold increased to $3,667 million (86% of net sales) for fiscal 2010 from $2,641 million (83% of net sales) for fiscal 2009 primarily as a result of acquisition volume and base volume growth noted above in addition to higher plastic resin costs.  The 3% increase as a percentage of net sales is primarily attributed to the impact of the lower margin Pliant business and a $72 million negative relationship between net selling price to raw material costs during fiscal 2010 as compared to fiscal 2009. Selling, general and administrative expenses increased to $379 million for fiscal 2010 from $325 million for fiscal 2009 primarily as a result of acquisition volume and increased amortization of intangibles of $11 million due to the Pliant and Superfos acquisitions.  Restructuring and impairment charges increased to $41 million in fiscal 2010 compared to $11 million in fiscal 2009 primarily as a result of $7 million of increase severance charges primarily related to the Pliant acquisition and $19 million non-cash fixed asset impairment charges related to rationalized facilities.  Other operating expenses, which include acquisition costs, management fees and business optimization expense, increased from $24 million in fiscal 2009 to $46 million in fiscal 2010 primarily due to $22 million of Pliant and Superfos acquisitions costs incurred during fiscal 2010.

Operating Income.  Operating income decreased from $186 million in fiscal 2009 to $124 million in fiscal 2010.  The following discussion in this section provides a comparison of operating income by business segment.

	Fiscal years ended
	2010	2009	$ Change	% Change
Operating income (loss):
Rigid Open Top	$124	$118	$ 6	5%
Rigid Closed Top	73	59	14	24%
Specialty Films	(54)	(10)	(44)	(440%)
Tapes, Bags and Coatings	(19)	19	(38)	(200%)
Total operating income	$124	$186	$(62)	(33%)

Operating income for the Rigid Open Top business increased from $118 million for fiscal 2009 to $124 million in fiscal 2010.  The increase is attributable the 9% base volume growth described above and acquisition volume growth attributed to Superfos partially offset by a $30 million negative relationship of net selling price to raw material cost and a negative $8 million from operations primarily due to start up costs associated with new thermoforming equipment.  Operating income for the Rigid Closed Top business increased from $59 million for fiscal 2009 to $73 million in the fiscal 2010.  The increase is primarily attributable to the 14% base volume growth described above partially offset by a $12 million negative relationship of net selling price to raw material cost.  Operating loss for the Specialty Films business increased from $10 million for fiscal 2009 to $54 million in fiscal 2010.  The increase is primarily attributable to $11 million of non-cash fixed asset impairment charge related to restructuring, an $11 million negative relationship of net selling price to raw material cost and $22 million acquisition costs partially offset by acquisition volume described above.  Operating income for the Tapes, Bags and Coatings business declined from $19 million for the fiscal 2009 to an Operating loss of $19 million in fiscal 2010.  The decline is primarily attributable to (1) $8 million of non-cash fixed asset impairment charges in fiscal 2010 related to restructuring, (2) a $19 million negative relationship of net selling price to raw material cost and (3) the 5% base volume decline described above partially offset by $6 million of improved operating performance in manufacturing.

Other Income. Other income recorded in fiscal 2010 is primarily attributed to a $5 million gain related to the repurchase of debt and a $13 million gain attributed to the fair value adjustment for our interest rate swaps.  Other income recorded in fiscal 2009 is primarily attributed to a $25 million gain related to the repurchase of debt and a $6 million gain attributed to the fair value adjustment for our interest rate swaps. See footnote 3 to the Consolidated Financial Statements for further discussion on debt repurchases and footnote 4 to the Consolidated Financial Statements for further discussion of financial instruments and fair value measurements.

Interest Expense.   Interest expense increased by $45 million in the fiscal 2010 primarily as a result of increased borrowings partially offset by a decline in borrowing rates on variable rate debt partially attributed to the swap agreement that expired in November 2009.

Interest Income.  Interest income increased $58 million in fiscal 2010 primarily attributed to non-cash interest and interest accretion income from our investments in Berry Group’s senior unsecured term loan.

Income Tax Benefit.  For fiscal 2010, we recorded an income tax benefit of $21 million or an effective tax rate of 24%, which is a change of $15 million from the income tax benefit of $6 million or an effective tax rate of 22% in fiscal 2009.  The effective tax rate is less than the statutory rate primarily attributed to the relative impact to permanent items and establishment of valuation allowance for certain foreign operating losses where the benefits are not expected to be realized.

Net Loss.  Net loss was $68 million for fiscal 2010 compared to a net loss of $26 million for fiscal 2009 for the reasons discussed above.

5.                  In the amendment to your fiscal year 2011 Form 10-K, please expand upon the disclosures provided for your assessment of goodwill for impairment, as goodwill is your largest asset and your current statement that a decline in fair value greater than 15-20% of your segments could result in future impairment charges is too vague for a reader to understand the potential material uncertainty associated with your goodwill. Specifically, to the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value, and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total stockholders’ equity, please provide the following disclosures for each reporting unit:

•                     The percentage by which fair value exceeds carrying value as of the most-recent step-one test for each of these reporting units.

•                     The amount of goodwill allocated to the reporting unit.

•                     A description of the assumptions that drive the estimated fair value that is specific to the reporting unit.

•                     A discussion of any uncertainties associated with the key assumptions used to estimate the reporting unit’s fair value. For example, to the extent that you have included assumptions in your fair value model that deviate from your historical results, please include a discussion of these assumptions.

•                     A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

•                     Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

 If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination. Refer to Item 303 of Regulation
 S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

In fiscal 2011 the Company determined that the estimated fair values of the Rigid Open Top and Rigid Closed Top segments substantially exceeded their carrying values (Rigid Open Top by approximately $380 million and Rigid Closed Top by approximately $260 million).   Please see our response to comment #2 for our proposed revisions to the critical accounting policy on Goodwill and Indefinite Lived Intangible Assets.

1. Basis of Presentation and Summary of Significant Accounting Policies, page F-6

Goodwill, page F-8

6.                  Please tell us whether you have identified your reporting units to be your operating segments or the components of your operating segments, as it is unclear from your current accounting policy. Please ensure your response provides us with your analysis of ASC 350-20-35-33 – 35-38 for the identification of your reporting units. Please also refer to ASC 350-20-55-1 – 55-9 for additional guidance when identifying reporting units. To the extent that you have identified your operating segments as your reporting units, please address each of the following:

•                     Tell us how the “segment managers” of your operating segments manage their respective segments. Specifically, tell us the types of information / reports that they review to manage their respective businesses, including the level of financial information used to manage the operating segment.

•                     If the segment managers of your operating segments do review financial information at a level below the operating segment level (i.e., component level) and you believe that this level is not a reporting unit because the component does not constitute a business, please tell us how you made such a determination based on the guidance in ASC 805-10-55-4 through 55-9 and ASC 810-10-55-10 through 55-15.

•                     If you believe each of the components for each of your operating segments can be aggregated to the operating segment level, provide us with your comprehensive analysis of how you determined it is appropriate to aggregate the reporting units up to the operating segment level.

•                     Please provide us with an organizational chart that includes the level of personnel below your “segment managers” of your operating segments, whether it is at the business line, geographic, or some other level.

Prior to the realignment of our operating segments on January 1, 2012, the Company’s four operating segments were Rigid Open Top, Rigid Closed Top, Specialty Films and Tapes, Bags & Coatings.  We have goodwill in all of our operating segments with the exception of Tapes, Bags & Coatings, so we have focused our response on our three operating segments for which goodwill is present.  The following discussion illustrates our conclusions related to reporting units.

Segment Management and Organization Structure

Each of our four operating segments is run by a Segment President and supported by segment management which includes: Financial, Sales, Operations, Supply Chain, Pricing and other executives based on the structure of that particular segment.  We have attached our segment management charts to our comment letter response.  Information utilized by Segment Management consists of financial information at the operating segment level and product line level.  Each segment has multiple product lines and the operating results are summarized at the net sales and segment profit level.  The performance of all of our employees who participate in our manager and executive bonus is evaluated based on the consolidated results of the Company compared to budget.

Each of our segment managers (i.e. Segment President’s) operates and makes decisions using the operating segment level data and the product line information.  The segment manager is accountable to our Chief Executive Officer, who is our Chief Operating Decision Maker (“CODM”) for the segment profit; however the primary focus is on the overall results of the consolidated company as this is what drives their bonus, not the underlying performance of a segment or product line.

Definition of a Business

As the segment managers review financial information at a level below the operating segment level (product line), we considered the guidance specifically in ASC 805-10-5-4 and the guidance in ASC 805-10-5-5 through 15 regarding whether or not the product lines (components) would individually be considered a business and thus represent a reporting unit.  We also considered the guidance in ASC 350-20-55-3 that states the determination of whether a component constitutes a business requires judgment based on specific facts and circumstances.  In our judgment, the product lines do not represent businesses as we do not believe they have direct inputs or processes.   In making this assessment, we focused on the inputs and processes applied to those inputs.  Each of our product lines has shared inputs and processes.  An example of this would include injection molding machines that we utilize to manufacture various product lines.  These inputs and processes are shared across product lines and there are not dedicated employees or processes.  If we were to get rid of a product line, the loss of equipment could impact our other product lines as inputs and processes would no longer be available.  This example is shared across our operating segments as we utilize our long-lived assets (equipment) in each segment along with the production processes they utilize to manufacture our products.  We also have supply contracts that are managed across our entire corporation for our raw materials through our global purchasing operations and our customer relationships are recovered using multiple products related to certain customers.  As outlined in our organization charts, we organize our processes at a segment level, not at a product line level.  We utilize common manufacturing platforms at the segment level that allows us to leverage these products across the segment.   We utilize our tool shops to manufacture tools that we can leverage across our manufacturing platform and make various products for customers in different product lines.  This allows us to utilize common research and development, design and graphic capabilities to assist multiple segments vs. being focused on one process for a product line as this leverages all of our product lines.    In organizing our segments, making acquisitions and determining new product development opportunities, we considered these inputs and the processes and have organized them around these common platforms that each segment contains.  This leads us to believe that our segment would be determined to be the business not any individual product line as they would not have access to all of the inputs and processes.  We recognize that determining whether a component constitutes a business is judgmental as outlined in ASC 350-20-55-3, but based on our determination we believe that our product lines do not constitute businesses.  However, since this determination is judgmental about whether or not product lines constitute a business, we have also considered whether or not the product lines (components) within each operating segment could be aggregated, and based on our analysis of the product lines, we believe that they would also meet the criteria to aggregate the components.

Aggregation of Components

ASC 350-20-35-34 defines a component of an operating segment as a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component.  We concluded that product lines are considered components as they represent a business, discrete financial information is available and the operating results are reviewed by Segment Management.

ASC 350-20-55-6 states that, evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative. In determining whether the components of an operating segment have similar economic characteristics, ASC 350-20-55-7 states that all of the factors from the guidance in ASC 280-10-50-11 should be considered. However, every factor need not be met in order for two components to be considered economically similar. In addition, the determination of whether two components are economically similar need not be limited to consideration of the factors described in that paragraph. In determining whether components should be combined into one reporting unit, the Company considered their economic similarities and all of the factors from the guidance in ASC 280 and ASC 350, which included the factors:

•         The manner in which an entity operates its business and the nature of those operations

•         Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent)

•         The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

•         Whether the components support and benefit from common research and development projects.

The manner in which an entity operates its business and the nature of those operations

Due to the nature of the products and the production process, there is sharing of assets and other resources between the product lines within each segment as they often times run production on similar equipment and just have to change the molds.  Our Rigid Open Top segment utilizes two primary production processes, injection molding and thermoforming which they leverage across their container and drink cup product lines.  Our Rigid Closed Top segment leverages injection molding and blow molding across their primary product lines which include overcaps, closures, bottles and vials.  Our Specialty Films segment utilizes extrusion and conversion lines that allow us to manufacture various film products across multiple film product lines.  The Company is regularly re-aligning their manufacturing footprint to move production and equipment to facilities to help meet the needs of their customers and leverage acquisitions and create manufacturing efficiencies.  In addition to similar products and production processes, the Company’s customers sometimes purchase products that are across multiple product lines within a segment or even across segments.

In regards to operating performance, segment managers are measured/evaluated by the CODM based on budgeted vs. actual segment results.  In order to achieve these objectives they primarily focus on the segment results, which includes a focus on delivering synergies by leveraging the combined resources of the segment not just one product line.  The components share a common raw material (plastic resin) and leverage a common research and development platform that looks to leverage not only one segment but all of the segments.

On a long term basis the product lines within an operating segment are expected to produce similar operating results.

Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent.  The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

The goodwill is recoverable from the overall operations of the segment given their similarity in production processes, synergies from leveraging the combined resources, common raw materials, common research & development, design center, tool shops, graphics centers, similar margins and similar distribution methodologies and channels regardless of where the product is produced. There is sharing of assets and other resources between the product lines in the segments as they often times run production on similar equipment and just have to change out the molds.  For these reasons, the benefit of the goodwill allocated to the operating segments is shared by the components within each segment due to the similar economic characteristics of such components.

Whether the components support and benefit from common research and development projects.

The Company utilizes shared R&D centers, design centers, tool shops and graphic center to develop overall products in an effort to benefit from the various product lines.  R&D is performed in this manner due to similarities among product lines.

We also considered the guidance in ASC 280-10-50-11 which specifically states: Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a.  The nature of the products and services

b.  The nature of the production processes

c.  The type or class of customer for their products and services

d.  The methods used to distribute their products or provide their services

e.  If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

In examining this information for each of our operating segments, we noted the following:

Rigid Open Top – The product margins for the product lines within the segment are similar.  In addition, we utilize our thermoforming and injection molding processes across these product lines and sell them primarily to foodservice and quick serve customers.  We utilize a consistent distribution system to deliver our products.  Based on these criteria, we believe that we believe that this further supports our position to aggregate our components into a reporting unit.

Rigid Closed Top – The product margins for the product lines within the segment are similar.  In addition, we utilize a combination of injection molding and blow molding to manufacture our products which are sold to health & beauty, foodservice, consumer product and medical companies.  We utilize a consistent distribution system to deliver our products.  Based on these criteria, we believe that we believe that this further supports our position to aggregate our components into a reporting unit.

Specialty Films – The product margins for the product lines within the segment are similar.  In addition, these products are manufactured using extrusion, conversion and printing lines.  These products are sold to multiple customers across various industries.  Based on these criteria, we believe that we believe that this further supports our position to aggregate our components into a reporting unit.

In considering the nature of the products and services, the production processes, our customers and distribution methods as outlined in ASC 280-10-50-11 and discussed above, we have concluded that our product lines have similar operating characteristics.  In operating our business, we included product lines in specific segments because of the synergies and benefits that we would receive from operating them together.  By aligning our products with similar production processes and leveraging our customer base, this allows us to drive synergies and cost savings across the entire segment which in turn has created greater returns.

While the determination of whether or not the product lines constitute a business is judgmental, we believe that our product lines do not constitute a business, as they have shared inputs and processes.  The Company has also evaluated the aggregation criteria under ASC 350-25-35-35 and determined that they meet the criteria to aggregate as their product lines (components) in each operating segment based on these similar characteristics.   Accordingly, we have determined that our operating segments are the same as our reporting units.

4. Financial Instruments and Fair Value Measurements, page F-16

7.             In the amendment to your fiscal year 2011 Form 10-K, please provide the disclosures required by ASC 820-10-50 for fair value measurements on a nonrecurring basis for all periods presented.

We acknowledge the Staff’s comment and will include the additional disclosure for fair value measurements on a non-recurring basis in our amended Form 10-K filing.

14. Guarantor and Non-Guarantor Financial Information, page F-31

8.             We note that the fiscal year 2011 condensed supplemental consolidated statement of cash flows includes $181 million of operating cash flows for the parent as compared to $136 million for the guarantor subsidiaries. We also note that the parent had an operating loss of $17 million as compared to operating income of $70 million for the guarantor subsidiaries. A similar trend occurred for fiscal year 2009. Please tell us how the parent generated significantly more operating cash flows than the guarantor subsidiaries for fiscal years 2011and 2009

The Company supplementally advises the Staff that in fiscal 2011 and 2009, the operating cash flows for the parent are the result of both improved profitability and net cash transfers between the parent company and guarantor subsidiaries.  The majority of domestic cash is held at the parent company level through a centrally managed cash function.  The excess operating cash flow in these periods was used to pay down the intercompany trade payables.  For presentation purposes, we have included these in Investment in Subsidiary for the Parent Company and Equity for the Guarantor subsidiaries.  The Guarantor Subsidiaries are all domestic entities.

Form 8-K Amendment No. 1 Filed November 10, 2011

9.             Please amend this Form 8-K to provide interim financial statements as of June 30, 2011, and for the six-months ended June 30, 2011 and June 30, 2010 for Rexam Closures, the component of Rexam PLC acquired on September 1, 2011. Please refer to Item 9.01.a. of Form 8-K, Article 3-05(b)(2) of Regulation S-X, Article 3-01 of Regulation S-X, and Article 3-02(b) of Regulation S-X for guidance.

In response to the Staff’s comment, we have amended our Form 8-K Amendment No.1 filed November 10, 2011 with Amendment No. 2 filed March 23, 2012.

*              *              *              *

In response to the Staff’s request for written confirmation from Berry Plastics regarding its disclosure obligations and the Commission’s comment process, I hereby confirm on behalf Berry Plastics that:

•         Berry Plastics is responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         Berry Plastics may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me ((812) 306-2370) or either Andrew J. Nussbaum ((212) 403-1269), special counsel to the Company, if you have any questions or comments relating to the matters referenced above.  Thank you for your attention to this matter.

Sincerely,

/s/ James M. Kratochvil

James M. Kratochvil
Chief Financial Officer
Berry Plastics Corporation

cc:           Jonathan D. Rich, Chief Executive Officer

                Jeffrey D. Thompson, Chief Legal Officer

                Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz